

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

David Rench
Chief Financial Officer
Applied Blockchain, Inc.
3811 Turtle Creek Blvd., Suite 2100
Dallas, TX 75219

> **Re: Applied Blockchain, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 13, 2021**
> **File No. 333-258818**

Dear Mr. Rench:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed on August 13, 2021

Cover Page

1. Please disclose your shell company status, as described on page 5.

About This Prospectus, page 1

2. You state here that the prospectus is part of a registration statement on Form S-1 that you filed using the "shelf" registration process. Please reconcile with the blank check box on the cover page which indicates that none of the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Glossary for Cryptoassets, page 2

3.    Please disclose the consensus mechanisms used by each blockchain you plan to utilize.

Risk Factors, page 9

4.    Given your reliance on the Service Providers, please discuss the risk that a Service Provider will divert its efforts and/or rewards towards its own interest rather than the company's interest.

5.    We note your disclosure that you currently have two customers, which will account for greater than 50% of the available energy under the Energy Services Agreement. Please disclose the material terms of your agreements with each customer, including the term, termination provisions and any minimum purchase requirements. Please also discuss the risks related to your business's reliance on these customers.

Capitalization, page 33

6.    Disclose the pro forma adjustments underlying the $32.5 million increase to cash and cash equivalent reflected in the *Pro Forma As Adjusted* column.

Management's Discussion and Analysis
Trends and Uncertainties, page 35

7.    Please discuss the impact of the service agreements with Valuefinder, SparkPool and GMR on current and future operating results.  Also disclose any other known events that are reasonably likely to cause material changes in your reported results in accordance with Item 303(a)(B)(ii) of Regulation S-K.

Business, page 38

8.    Please disclose whether you intend to accept digital assets as payment for services, hold digital assets for investment or convert such digital assets into fiat currency. If you intend to hold digital assets for investment, please describe your existing holdings as well as storage and custodial practices. Please disclose whether any cryptoassets besides Bitcoin and Ether are being mined or are being considered for mining, as well as the factors that you deem to be important in making a decision to mine a particular cryptoasset. Provide a detailed description of the process and framework that you will use to determine whether any digital assets that you may hold or acquire are securities as defined in Section 2(a)(1) of the Securities Act.

9.    Please provide clear disclosure pursuant to Item 101(h) of Regulation S-K, including the form and year of organization, the effect of existing or probable governmental regulations on the business and the costs and effects of compliance with environmental laws (federal, state and local).

10.   Please disclose whether you are participating, or have participated, in any DeFi protocol or offering of non-fungible tokens and how you evaluate the risks of engaging in such activities from a business and regulatory perspective.

Strategic Relationships, page 39

11.   Expand your disclosure relating to your partnerships with SparkPool, GMR and ValueFinder to discuss all material terms of these arrangements.  Quantify any benefits accruing to any of your executive officers, directors or significant investors as a result of these arrangements.

Management, page 42

12.   For each director and executive officer, please state the period of service for each position such person holds at the company. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Zhang should serve as a director. Please refer to Items 401(a), 401(b) and 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 49

13.   Please disclose the natural persons who hold voting and/or dispositive power over the shares beneficially owned by Xsquared Holding Limited and GMR Limited.

Consolidated Financial Statements
3. Basis of Presentation and Significant Accounting Policies, page F-6

14.   Disclose in detail your policies for recognizing revenue from mining cryptoassets and providing hosting services to other cryptoasset miners.

15.   Disclose your accounting policies with respect to cryptoassets and advise us.

10. Commitments and Contingencies
Commitments
Service Agreement, page F-17

16.   Please clarify the related party aspects of these transactions. Tell us and disclose the nature of the services to be provided by each service provider. Indicate the reporting periods in which each provider will provide services and how such services will be accounted for.  Tell us and disclose how you plan to determine the value of common shares to be issued as compensation and quantify the total amount assigned to the services.

17.   Further, it appears from the disclosures in subsections 1 and 2 of Item 15 on page ii and from Exhibit 10.1 that the consideration for these services, 108,220,337 common shares, was issuable prior to your May 31, 2021 fiscal year-end.  Please either revise or explain and disclose why the issuance of these common shares is not reflected in your historical financial statement for the year ended May 31, 2021.

General

18.　　Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Carol Sherman